

Mail Stop 3561

January 18, 2017

Philip Evans
Chief Financial Officer
Expo Event Holdco, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675

> **Re: Expo Event Holdco, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 19, 2016**
> **CIK No. 0001579214**

Dear Mr. Evans:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market and Industry Data, page ii

2. Please disclose the measure or measures by which Stax has characterized certain trade shows as "leading" within the trade shows' industry verticals, with a view to providing

context for your statement that your trade shows "typically hold market-leading positions within their respective industry verticals."

Prospectus Summary

Our Company, page 1

3. Please provide support for your statement that you "are the largest operator of business-to-business ('B2B') trade shows in the United States" and disclose by what measure you are making this statement.

Our Strengths, page 8

4. Please disclose the basis for your statement that you "sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator." Please also disclose what you mean by the terms "large-scale" and "fast-growing."

Our Sponsor, page 14

5. Please also disclose in this section that you have provided in your amended and restated certificate of incorporation that the doctrine of "corporate opportunity" will not apply with respect to Onex or certain related parties or any of your directors that are employees of Onex or its affiliates and that the interests of Onex may conflict with those of other shareholders.

Summary Consolidated Financial Data, page 17

6. We note your presentation of Adjusted Net Income. We further note that you have included an adjustment for amortization of acquired intangible assets. It appears that this adjustment may be inconsistent with Question 100.04 of the C&DI on Non-GAAP financial measures. Please tell us how you considered this guidance.

7. We note your presentation of Adjusted Free Cash Flow. We further note that you have excluded the management fee and other items that appear to be mainly acquisition and transition costs. Please tell us how you considered Item 10(e)(1)(ii) of Regulation S-K that prohibits excluding charges or liabilities that required or will require cash settlement from a non-GAAP liquidity measure.

Use of Proceeds, page 39

8. We note that you may use a portion of the net proceeds for acquisitions. Please revise, if applicable, to disclose the status of any negotiations with respect to any future acquisition. Please refer to Instruction 6 to Item 504 of Regulation S-K. Please also

provide us with your assessment of the significance and probability of any such acquisition. Refer to Rule 3-05 of Regulation S-X.

Capitalization, page 41

9. We note that you have provided your consolidated capitalization on an adjusted basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma financial statements under Article 11 of Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt paydown with equity proceeds in a future amendment of this registration statement. We may have further comments.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 52

10. We note that organic trade show revenue increased by $8.1 million in the fiscal period ended September 30, 2016 as compared to the prior period. Please separately quantify the change in revenues attributable to increases in price and increases in volume, to the extent practicable. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-6835.

11. Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues or expenses, such as strong volume demand, modest price increases or lower costs, please provide your readers with clarification of the underlying drivers of those changes.

Critical Accounting Policies and Estimates

Goodwill and Trade Name Intangibles, page 59

12. You state in the final sentence that you determined you operate under one reporting unit and asset grouping. Please explain in detail how you determined that you operate in only one reporting unit given your three active wholly-owned subsidiaries, your broadly defined industry sectors, multiple trade shows and various acquisitions. Please explain any other relevant factor(s) you considered in arriving at your conclusion.

Stock-Based Compensation, page 60

13. Please revise your critical accounting policy to include:

- The methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved. For example, if you use the income approach, then disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

- The extent to which the estimates are considered highly complex and subjective.

- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Business

14. Please revise this section to provide additional disclosure about the execution of your trade show operations, including the third-party agents with whom you work to sell space at your trade shows and the sponsorship agreements you enter into with various industry trade associations.

Certain Relationships and Related Party Transactions

Shareholders' Agreement, page 94

15. Please provide us with additional detail about the nomination and approval rights contained in the Shareholders' Agreement. We also note your disclosure that Onex-appointed directors have greater voting rights than other members of your board of directors. Please tell us more about how the voting rights of the Onex-appointed directors differ from directors that were not appointed by Onex.

Indemnification Agreements, page 95

16. Please include the information required by Item 404(a), including the names of the officers and the approximate dollar value of the indemnification obligations. If the obligations are not capped, please say so.

Audited Consolidated Financial Statements, page F-1

17. We note that you have provided audited financial statements as of and for the year ended December 31, 2015. Please confirm, if true, that you do not expect to commence your offering until such a time that annual audited financial statements as of and for the year ended December 31, 2016 will be included in the prospectus. If not true, then provide the required annual audited financial statements.

18. We note on page ii under Basis of Presentation that the information included in this prospectus will reflect a stock split and a reclassification of all then outstanding common stock into Class B Common stock. Please explain to us when you expect to affect the stock split and how you will reflect it in your historical financial statements. Refer to SAB Topic 4:C. Please also tell us if you intend to reflect the revised voting percentages in the organizational structure chart on page 12.

Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Goodwill and Trade Name intangibles, page F-10

19. You state that your annual impairment assessment of Goodwill and indefinite-lived intangibles is performed on October 31 and is based on a two-step method. We understand this to mean that you do not perform a qualitative assessment but proceed directly to a quantitative assessment, please advise if our understanding in not correct. If so, please disclose whether your sole reporting unit/operating segment was at risk of failing step one. If such unit is at risk, please provide a measure of the extent to which fair value exceeded the carrying value as of the most recent test date.

20. We note your statement that management engaged a third party valuation specialist to perform the relief from royalty calculation to determine the implied fair value of the company's indefinite-lived intangible assets. While you are not required to make reference to an independent third party, if you attribute the determination of a valuation to a third party in a Securities Act filing, you must disclose the name of the independent specialist and provide their consent. However, if you determined the fair value and in doing so considered or relied in part upon a report from an independent specialist, please revise your disclosure to so indicate and to attribute the determination of the fair value to you. Please see Question 233.02 related to Rule 436 of the Securities Act in the Compliance and Disclosure Interpretations related to Securities Act Rules.

Impairment of Long-lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets, page F-11

21. We note your statement that certain impairment indicators were noted during the year ended December 31, 2015 and none were considered to be triggering events to move to step two of the impairment test. Please explain to us in greater detail what these impairment indicators were and why none were considered to be triggering events for an impairment test.

Unaudited Condensed Consolidated Financial Statements

Note 1. Basis of Presentation, page F-40

22. Please confirm and disclose, if true, that the unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please also confirm and disclose, if true, that all such adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Rule 3-03(d) of Regulation S-X.

How Events Operations Financial Statements, page F-51

23. We note that you have included balance sheets for HOW Events Operations (a carve-out of F+W Media, Inc.) as of October 13, 2015 and December 31, 2014 as well as a statement of operations for the period January 1, 2015 through October 13, 2015. Please tell us the reasons for inclusion of these financial statements and specifically the reason(s) for the periods presented. If you presented such financial statements pursuant to Rule 3-05 of Regulation S-X, please advise as to the necessity of presenting pro forma financial statements pursuant to Article 11 of Regulation S-X.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Daniel Bursky, Esq.